AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

Between

T. ROWE PRICE SUMMIT MUNICIPAL FUNDS, INC.

and

T. ROWE PRICE ASSOCIATES, INC.

 This Amendment (the “Amendment”) to the Investment Management Agreement (the “Agreement”) is made as of the 24th day of October, 2024, by and between T. ROWE PRICE SUMMIT MUNICIPAL FUNDS, INC., a Maryland corporation (the “Corporation”), on behalf of the T. Rowe Price Summit Municipal Income Fund (the “Fund”), a separate series of the Corporation, and T. ROWE PRICE ASSOCIATES, INC., a corporation organized and existing under the laws of the State of Maryland (hereinafter called the “Manager”).

W I T N E S S E T H:

 WHEREAS, the parties hereto entered into the Agreement dated as of September 16, 1993, as amended;

 WHEREAS, as set forth in the Agreement, the Manager receives a fee from the Fund that consists of two components: a Group Management Fee (“Group Fee”) and an Individual Fund Fee (“Individual Fund Fee”);

 WHEREAS, the Corporation’s Board of Directors, including a majority of the directors who are not interested persons of the Corporation, has approved, effective November 1, 2024, amending the Agreement to restructure the Fund’s management fee by eliminating the Group Fee and Individual Fund Fee and replacing it with a new management fee rate, and has determined that such actions would be in the best interest of the Fund and its shareholders; and

 WHEREAS, the parties hereto desire to amend the Agreement to make the changes set out below;

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

 1. Paragraphs 3, 3.A., 3.B. and 3.D. of the Agreement are amended to read as follows:

  3. Management Fee. The Fund shall pay the Manager a fee (the “Fee”) computed as follows, based on the value of the net assets of the Fund:

  A. Fee Rate. The Fee shall be at the annual rate of 0.32% of the average daily net assets of the Fund.

  B. Method of Computation. The Fee shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly to the Manager. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate described in subparagraph (A) of this Paragraph 3, and multiplying this product by the net assets of the Fund as determined in accordance with the Fund’s prospectus as of the close of business on the previous business day on which the Fund was open for business.

  D. Expense Limitation. The Manager agrees to permanently waive its Fee and/or pay the Corporation’s expenses, on behalf of the Fund, excluding interest; taxes (all taxes or governmental fees payable by or with respect of the Fund to federal, state, or other governmental agencies, domestic or foreign, including stamp or other transfer taxes); brokerage commissions (all brokers’ commissions and other charges incident to the purchase, sale, or lending of the Fund’s portfolio securities); nonrecurring and extraordinary expenses (such nonrecurring expenses as may arise, including the costs of actions, suits, or proceedings to which the Fund is a party and the expenses the Fund may incur as a result of its legal obligation to provide indemnification to its officers, directors, and agents);or with respect to any class other than the Investor Class, 12b-l fees, if any (collectively, “Expenses”), to the extent its Fee plus the Expenses with respect to each Class in the aggregate exceed an annual rate of 0.45% of the Class’ average daily net assets (hereinafter referred as the “Expense Limitation”). Any fees waived or Expenses paid by the Manager pursuant to the Expense Limitation are subject to reimbursement to the Manager by the Fund or applicable Class whenever Fees and expenses with respect to each Class in the aggregate are below an annual rate of 0.45% of the Class’ average daily net assets. However, no reimbursement will be made more than three years after the waiver or payment of Fees or Expenses by the Manager pursuant to the Expense Limitation or if such reimbursement would result in any Class’ Fees and Expenses in the aggregate exceeding an annual rate of 0.45% of the Class’ average daily net assets.

It is understood that the expenses of the Fund will not exceed any expense limitation prescribed by any state in which the Fund’s shares are qualified for sale (“State Expense Limit”). Any Fee not paid by the Fund or expenses paid by the Manager pursuant to a State Expense Limit shall be subject to reimbursement provided that no such reimbursement shall be made more than two years after the fiscal year in which such Fees were not paid by the Fund or expenses paid by the Manager.

 2. All other terms and conditions of the Agreement remain in full force and effect.

 IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year first above written.

Attest:	T. ROWE PRICE SUMMIT MUNICIPAL FUNDS, INC.
/s/ Cheryl L. Emory ___________________________________ Cheryl L. Emory, Assistant Secretary	/s/ Fran Pollack-Matz By:___________________________________ Fran Pollack-Matz, Vice President

Attest:	T. ROWE PRICE ASSOCIATES, INC.
/s/ Kathryn L. Reilly ____________________________________ Kathryn L. Reilly, Vice President	/s/ Laura Chasney By:___________________________________ Laura Chasney, Vice President